Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

January 6, 2026

Mr. Ken Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (File Nos. 333-57793 and 811-08839) (the “Registrant”)

Dear Mr. Ellington:

This letter responds to comments you provided in a telephonic conversation with me on Wednesday, December 3, 2025, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain of the Registrant’s filings. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

1.

Comment: The Staff notes certain Funds include a footnote in their Schedule of Investments identifying Level 3 investments. Please disclose that the value of such investments was determined using significant unobservable inputs as required by Article 12-12 Footnote 9 of Regulation S-X.

Response: The Registrant confirms the disclosure required by Article 12-12 Footnote 9 of Regulation S-X will be included in future filings.

2.

Comment: The Staff notes certain Funds include a footnote in their Schedule of Investments identifying a security currently in default and/or an issuer in bankruptcy, but these securities are not marked as non-income producing. Please explain.

Response: The Registrant confirms such securities will be marked as non-income producing (as applicable) in future filings.

3.

Comment: With respect to the SPDR Global Dow ETF, the Staff notes in the Schedule of Investments, investments are reported by country. As required by paragraph 20-21 of FASB ASC 825-10-50, in addition to the categorization chosen, any other significant type of concentration of credit risk should be reported. For example, a global fund that categorizes by country also should report a summary by industry/sector if such concentration is significant. Please update the disclosure accordingly in future Form N-CSR filings.

Response: The Registrant intends to include a supplemental summary table using a different categorization (i.e., a sector or industry table where the Schedule of Investments is presented by country) for the SPDR Global Dow ETF, including instances when there are significant concentrations of credit risk at a country and/or industry/sector level. This supplemental summary table will be placed beneath the Schedule of Investments in future shareholder reports.

4.	Comment: Please explain why a portfolio turnover rate is not disclosed in the financial highlights for several Funds (e.g., SPDR Bloomberg 1-3 Month T-Bill ETF) as required by Item 13(a) of Form N-1A.

Response: Instruction 4(d)(ii) to Item 13(a) of Form N-1A states, when calculating the portfolio turnover rate, to exclude from both the numerator and denominator amounts relating to all securities whose maturities or expiration dates at the time of acquisition were one year or less. The Registrant confirms for Funds where a portfolio turnover rate is not disclosed, the Fund’s assets consisted entirely of such securities.

5.

Comment: Item 4(e)(2) of the most recent N-CSR filings discloses that 100% of services described in paragraph (b) through (d) of Item 4 were approved by the Registrant’s audit committee. This paragraph describes situations where the pre-approval requirement was waived, not when approval was obtained. Please confirm this disclosure is accurate.

Response: The Registrant acknowledges the Staff’s comment and will update its response to Item 4(e)(2) in future filings accordingly.

6.

Comment: The Staff notes the SPDR Portfolio S&P Sector Neutral Dividend ETF has been identified as a non-diversified fund, however, the Fund appears to be operating as diversified. If the Fund has been operating as diversified for more than three years, please confirm the Fund will receive shareholder approval prior to operating as non-diversified. See Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 thereunder.

Response: The Registrant acknowledges it is aware of the requirements of Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 thereunder. The Registrant notes the SPDR Portfolio S&P Sector Neutral Dividend ETF commenced operations on September 12, 2023, and, therefore, at the time of this response letter, has been operating for less than three years.

7.

Comment: In the Form N-CEN filing for the period ended June 30, 2023, the internal control report states it is for the period ended June 30, 2022. Please file an amended Form N-CEN with an internal control report that references the correct period end.

Response: The Registrant will file an amended Form N-CEN as requested.

8.

Comment: In the Form N-CEN filing for the period ended June 30, 2025, Item B.22 indicates the SPDR S&P Bank ETF experienced a net asset value (NAV) error during the period; however, the Staff did not locate disclosure in the financial statements related to such an error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable US GAAP, Regulation S-X, and other accounting guidance, why the Fund has not disclosed these reimbursement amounts in its financial statements.

Response: The SPDR S&P Bank ETF experienced an NAV error on May 14, 2025, lasting one day. The Fund’s NAV per share was understated by $0.01. A manual entry to record income on the Fund’s books and records, related to the receipt of a non-recurring cash payment, was delayed by one day due to an oversight. A review of the accounting records on the next day identified the missing item and led to resolution and correction of the NAV. ETF activity (authorized participant transactions) at the misstated NAV were reprocessed at the revised NAV and settled in the normal course. As a result of the ETF activity being reprocessed, the Fund did not incur a loss and no reimbursement was made to the Fund; therefore, no disclosure was included in the financial statements. Actions were taken in an effort to prevent recurrence of a similar issue in the future.

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Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Andrew DeLorme, Esq.
W. John McGuire, Esq.

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